



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

March 4, 2011

Jonas Kron
Senior Social Research Analyst
Trillium Asset Management Corporation
711 Atlantic Avenue
Boston, MA 02111-2809

Re: Verizon Communications Inc.
Incoming letter dated March 2, 2011

Dear Mr. Kron:

This is in response to your letter dated March 2, 2011 concerning the shareholder proposal submitted to Verizon by Trillium Asset Management Corporation on behalf of Henry Chalfant. We also have received a letter from Verizon dated March 3, 2011. On February 15, 2011, we issued our response expressing our informal view that Verizon could exclude the proposal from its proxy materials for its upcoming annual meeting. You have asked us to reconsider our position. After reviewing the information contained in your letter, we find no basis to reconsider our position.

Under Part 202.1(d) of Section 17 of the Code of Federal Regulations, the Division may present a request for Commission review of a Division no-action response relating to Rule 14a-8 under the Exchange Act if it concludes that the request involves "matters of substantial importance and where the issues are novel or highly complex." We have applied this standard to your request and determined not to present your request to the Commission.

Sincerely,

Thomas J. Kim
Chief Counsel & Associate Director

cc: Mary Louise Weber
Assistant General Counsel
Verizon Communications Inc.
One Verizon Way, Rm VC54S440
Basking Ridge, NJ 07920

Mary Louise Weber
Assistant General Counsel



One Verizon Way, Rm VC54S440
Basking Ridge, NJ 07920
Phone 908-559-5636
Fax 908-696-2068
mary.l.weber@verizon.com

March 3, 2011

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Response to Request for Reconsideration of No-Action Letter Related to the Shareholder Proposal of Henry Chalfant, Jr. and The Pension Boards – United Church of Christ, Inc.

Ladies and Gentlemen:

By letter dated February 15, 2011 (the "No-Action Letter"), the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission") stated that it would not recommend enforcement action to the Commission if Verizon Communications Inc. ("Verizon") were to omit a shareholder proposal (the "Proposal") submitted by Henry Chalfant, Jr. and The Pension Boards – United Church of Christ, Inc., as co-sponsors, from its 2011 proxy materials in reliance on Rule 14a-8(i)(7). This letter is in response to the letter to the Staff, dated March 2, 2011 (the "Reconsideration Request"), submitted by Trillium Asset Management Corporation on behalf of Mr. Chalfant (the "Proponent"), as his designated representative. In the Reconsideration Request, the Proponent has requested that the Staff reconsider its grant of the No-Action Letter and, if reconsideration is denied, that pursuant to 17 CFR 202.1(d) the matter be presented to the Commission for its consideration.

While the Staff has not specified the standard for reconsideration, it appears that in practice the Staff will not grant a reconsideration request where the proponent does nothing more than reiterate arguments made in its previous submissions to the Staff in support of its proposal. In the No-Action Letter, the Staff observes,

> We further note that although net neutrality appears to be an important business matter for Verizon and the topic of net neutrality has recently attracted increasing levels of public attention, we do not believe that net neutrality has emerged as a

> consistent topic of widespread public debate such that it would be a significant policy issue for purposes of rule 14a-8(i)(7).

In the Reconsideration Request the Proponent offers no new arguments in support of his position, but merely elaborates on and updates the information contained in the Proponent's January 31, 2011 letter to the Staff regarding the ongoing legislative activity surrounding this issue. The No-Action Letter makes it clear that the Staff applied the correct standard and analysis, and the Reconsideration Request does not suggest otherwise. The Proponent simply disagrees with the Staff's conclusion.

The standard that the Staff applies to requests for Commission review is that the request must raise questions that involve matters of substantial importance and that are novel or highly complex. 17 CFR 202.1(d). The Staff is to deny any request for Commission review if the request does not meet this standard. The Staff has considered the issue of "net neutrality" a number of times and the Proposal is not novel, highly complex or of substantial importance. The Staff's position in the No-Action Letter is consistent with the Staff's position in other no-action letters on this topic. *See Sprint Nextel Corporation* (March 12, 2010), *Verizon Communications Inc.* (March 2, 2010), *AT&T Inc.* (March 1, 2010), *Yahoo, Inc.* (Apr. 5, 2007) and *Microsoft Corp.* (Sept. 29, 2006).

For the reasons set forth above, Verizon respectfully requests that the Staff deny the request for reconsideration and deny the request that the matter be presented to the Commission for its consideration. Verizon is in the process of finalizing its 2011 proxy materials and expects to commence printing its proxy card on March 8, 2011. Given this timing, Verizon respectfully requests that the Staff render its decision on an expedited basis by March 8, 2011.

For the reasons set forth in Verizon's letters to the Staff dated December 28, 2010 and February 11, 2011, Verizon continues to believe that the Proposal may properly be omitted from its 2011 proxy materials pursuant to Rule 14a-8(i)(7) and Rule 14a-8(i)(10).

If you have any questions with respect to this matter, please telephone me at (908) 559-5636.

Very truly yours,



Mary Louise Weber
Assistant General Counsel

cc: Mr. Jonas Kron,
Trillium Asset Management Corporation
Mr. Henry Chalfant, Jr.

TRILLIUM ASSET MANAGEMENT
Investing for a Better World® Since 1982

Trillium Asset Management Corporation
711 Atlantic Avenue
Boston, Massachusetts 02111-2809
T: 617-423-6655 F: 617-482-6179 800-548-5684

March 2, 2011

VIA e-mail: shareholderproposals@sec.gov and CrossM@sec.gov

Meredith Cross, Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:

AT&T Inc. December 10, 2010 Request to Exclude Shareholder Proposal of Dave Dederer, Michael Diamond, Tamra Davis and John P. Silva, filed on their behalf by Trillium Asset Management Corporation, and Co-sponsors.
Request for Reconsideration of No-Action Letter of February 2, 2011.

Verizon Communications Inc. December 28, 2011 Request to Exclude Shareholder Proposal of Henry Chalfant, Jr., filed on his behalf by Trillium Asset Management Corporation and The Pension Boards – United Church of Christ, Inc., as co-sponsor.
Request for Reconsideration of No-Action Letter of February 15, 2011

Comcast Corporation January 7, 2011 Request to Exclude Shareholder Proposal of Louise Rice, filed on her behalf by Trillium Asset Management Corporation.
Request for Reconsideration of No-Action Letter of February 15, 2011

Dear Director Cross,

Dave Dederer, Michael Diamond, Tamra Davis, John P. Silva, Louise Rice, and Henry Chalfant, Jr. by Trillium Asset Management Corporation, as their designated representative in this matter and all co-filers, (hereinafter referred to as "Proponents"), who are beneficial owners of shares of common stock of AT&T Inc. (hereinafter referred to as "AT&T"), Verizon Communications Inc. (hereinafter referred to as "Verizon"), and Comcast Corporation (hereinafter referred to as "Comcast"), respectively, and who have submitted shareholder proposals (hereinafter referred to as "the Proposals") to the companies which requests at AT&T and Verizon:

> the company publicly commit to operate its wireless broadband network consistent with Internet network neutrality principles – i.e., operate a neutral network with neutral routing along the company's wireless infrastructure such that the company does not privilege, degrade or prioritize any packet transmitted over its wireless infrastructure based on its source, ownership or destination.

At Comcast the proposal requests:

> the company publicly commit to market and sell only wireless broadband products which abide by Internet network neutrality principles – i.e., operate a neutral network with neutral routing along the company's wireless infrastructure such that the company does not privilege, degrade or prioritize any packet transmitted over its wireless infrastructure based on its source, ownership or destination.

On February 2, 2011 and February 15, 2011, the Office of Chief Counsel issued no-action letters that stated:

> We further note that although net neutrality appears to be an important business matter for [the company] and the topic of net neutrality has recently attracted increasing levels of public attention, we do not believe that net neutrality has emerged as a consistent topic of widespread public debate such that it would be a significant policy issue for purposes of rule 14a-8(i)(7). Accordingly, we will not recommend enforcement action to the Commission if [the company] omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

We hereby request reconsideration of the Staff's grant of the no-action letters and if reconsideration is denied that, pursuant to 17 CFR 202.1 (d), the matter be presented to the Commission for its consideration.

We make this request because we are unable to reconcile the Staff's conclusions with a number of previous Staff decisions and the overwhelming body of evidence presented in our letters over the past two years which demonstrates that network neutrality is a significant policy issue that warrants shareholder attention.

Contrary to the Staff's assertion that the network neutrality is not a "consistent topic of widespread public debate", is the fact that in the month of February there was an escalating amount of Congressional interest in network neutrality. To begin, on Tuesday, February 15th the House Judiciary Subcommittee on Intellectual Property Competition and the Internet held a three hour hearing entitled "Ensuring Competition on the Internet: Net Neutrality & Antitrust".[1]

That hearing was followed on Wednesday, February 16th with a four hour hearing in the House Communications and Technology Subcommittee entitled "Network Neutrality and Internet Regulation: Warranted or More Economic Harm than Good?" Demonstrating the importance of the issue and Congressional interest, all five Federal Communication Commission ("FCC") commissioners and virtually the entire subcommittee appeared at the hearing which served as a platform for a heated debate between Democrats, Republicans and the commissioners. It was also used to make to the formal announcement that the Republican members of the Committee would be initiating the

[1] http://judiciary.house.gov/hearings/hear_02152011_2.html

rarely used Congressional Review Act to reverse the FCC's new rules on network neutrality.[2]

In opening statements at the hearing, Ranking Member Representative Anna G. Eshoo not only made the point that the economic health of the United States is at the heart of the network neutrality debate, but also:

> What's important to remember is what the FCC agreed to is a compromise, reflecting the views of both sides of the issue, with more than 100,000 comments from more than 2 million people, 90 percent of whom were in favor of open Internet rules.[3]

In counterpoint, Committee Chairman Representative Fred Upton and his colleague Representative Greg Walden went on at length discussing the history of the controversy dating back to 2004 and how critical the issue is for the U.S. economy.[4]

On that same day over 100 organizations sent letters to the Committee leadership expressing their opposition to any effort to nullify the FCC's new rules on network neutrality. The organizations included public interest groups and unions; the Leadership Conference on Civil and Human Rights; the United States Conference of Catholic Bishops; technology industry associations; small Internet businesses; and the American Library Association.[5]

The hearing was followed on the evening of Thursday, February 17th when House voted to block the FCC from using funds to implement or enforce the network neutrality regulations it adopted last December.[6]

Just this week, the Speaker of the House of Representatives, John Boehner, in his first speech outside of Washington, D.C. as Speaker went after network neutrality aggressively. In his speech, he made it clear that when it comes to network neutrality, "As far as I'm concerned, there is no compromise or middle ground" and that the "new majority in the House is committed to using every tool at our disposal to fight" network neutrality rules.[7]

And this week the House Energy and Commerce Communications subcommittee is preparing to vote on a resolution of disapproval regarding the network neutrality rules passed by the FCC in December. This will set the stage for the resolution to be voted on by the full Energy and Commerce Committee and the possibly of a chamber vote.

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[2] http://online.wsj.com/article/SB10001424052748703373404576148252022232180.html - *New Flare-Up in Capitol Over 'Net Neutrality'.*

[3] http://democrats.energycommerce.house.gov/sites/default/files/image_uploads/Eshoo%20Opening%20Net%20Neutrality%20CT%20Hearing%202.16.11.pdf

[4] http://republicans.energycommerce.house.gov/news/PRArticle.aspx?Newsid=8235

[5] http://democrats.energycommerce.house.gov/index.php?q=news/organizations-unite-in-opposition-to-republican-efforts-to-block-new-open-internet-rules

[6] http://voices.washingtonpost.com/posttech/2011/02/house_votes_to_stop_funds_for.html

[7] http://www.speaker.gov/News/DocumentSingle.aspx?DocumentID=226447

As multiple network neutrality bills over the last three years have pointed out, network neutrality is a vitally important economic and social issue confronting companies like AT&T, Verizon and Comcast. The Internet Freedom, Broadband Promotion, and Consumer Protection Act of 2011[8] explained:

> (1) Two-way communications networks constitute basic infrastructure that is as essential to our national economy as roads and electricity.
>
> (2) The broadband Internet constitutes the most important two-way communications infrastructure of our time.
>
> (3) Access to the broadband Internet is critical for job creation, economic growth, and technological innovation.
>
> (4) Access to the broadband Internet creates opportunity for more direct civic engagement, increased educational attainment, and enables free speech.

And in 2009 the Internet Freedom Preservation Act[9] – which had 20 co-sponsors and declarations of support from at least 5 U.S. Senators, provided 14 findings about the role of the Internet in our society:

1. Our Nation's economy and society are increasingly dependent on Internet services.

2. The Internet is an essential infrastructure that is comparable to roads and electricity in its support for a diverse array of economic, social, and political activity.

3. Internet technologies and services hold the promise of advancing economic growth, fostering investment, creating jobs, and spurring technological innovation.

4. As the Nation becomes more reliant upon such Internet technologies and services, unfettered access to the Internet to offer, access, and utilize content, services, and applications is vital.

5. The global leadership in high technology that the United States provides today stems directly from historic policies that embraced competition and openness and that have ensured that telecommunications networks are open to all lawful uses by all users.

6. The Internet was enabled by those historic policies and provides an open architecture medium for worldwide communications, providing a low barrier to entry for Internet-based content, applications, and services.

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[8] http://cantwell.senate.gov/news/012511_Net_Neutrality_bill_text.pdf

[9] http://www.opencongress.org/bill/111-h3458/show

7. Due to legal and marketplace changes, these features of the Internet are no longer certain, and erosion of these historic policies permits telecommunications network operators to control who can and who cannot offer content, services, and applications over the Internet utilizing such networks.

8. The national economy would be severely harmed if the ability of Internet content, service, and application providers to reach consumers was frustrated by interference from broadband telecommunications network operators.

9. The overwhelming majority of residential consumers subscribe to Internet access service from 1 of only 2 wireline providers: the cable operator or the telephone company.

10. Internet access service providers have an economic interest to discriminate in favor of their own services, content, and applications and against other providers.

11. A network neutrality policy based upon the principle of nondiscrimination and consistent with the history of the Internet's development is essential to ensure that Internet services remain open to all consumers, entrepreneurs, innovators, and providers of lawful content, services, and applications.

12. A network neutrality policy is also essential to give certainty to small businesses, leading global companies, investors, and others who rely upon the Internet for commercial reasons.

13. A network neutrality policy can also permit Internet service providers to take action to protect network reliability, prevent unwanted electronic mail, and thwart illegal uses in the same way that telecommunications network operators have historically done consistent with the overarching principle of non-discrimination.

14. Because of the essential role of Internet services to the economic growth of the United States, to meet other national priorities, and to our right to free speech under the First Amendment of the Constitution of the United States, the United States should adopt a clear policy preserving the open nature of Internet communications and networks.

To further demonstrate how network neutrality is a consistent part of the public policy debate it is important to observe that the Internet Freedom Preservation Act was originally introduced *three years ago*, on February 2, 2008.[10]

The events of the last six years culminating in the activity in the House of Representatives in February demonstrate that the issue of network neutrality is neither novel nor isolated. Rather it is the subject of a vigorous and ongoing debate by many interested parties and policy makers. Not only has it been the part of the public debate at

---

[10] http://www.opencongress.org/bill/110-h5353/show

least since every Democratic presidential candidate pledged to uphold the principles in the fall of 2007[11], but it shows no sign of subsiding as a significant policy issue for AT&T, Verizon and Comcast.

Finally, we find that these decisions are inconsistent with a number of other recent Staff decisions. In *Citigroup, Inc.* (February 23, 2010); *Bank of America Corporation* (February 24, 2010); and *JPMorgan Chase & Co.* (March 19, 2010) the issue presented in the proposal was "collateralization of derivatives transactions and systemic risk." While certainly those issues were of great interest in 2009, it would be extremely difficult to argue that they were a more consistent topic of debate than network neutrality. At the very most, the public debate over "systemic risk" was only 18 months old – it was in the fall of 2008 that Fannie Mae, Freddie Mac, Lehman Brothers, AIG, Wachovia, and Washington Mutual found themselves in extreme difficulty. Most of the public debate on the issue occurred in 2009 – the same year the three proposals were filed. As the subject of a shareholder proposal, it was brand new. In contrast, as we evidence in our previous letters and above, network neutrality has been an active part of the public debate since 2004 and became particularly heated beginning in the 2008 Presidential election. It first attracted a shareholder proposal in 2006. Consequently, we respectfully maintain that the Staff opinions in *Citigroup, Inc., Bank of America Corporation*, and *JPMorgan Chase & Co.* indicate that the Proposals are permissible under Rule 14a-8(i)(7).

It is also difficult to reconcile the decisions with *Tyson Foods, Inc.* (December 15, 2009) which requested "the board adopt a policy and practices for both Tyson's own hog production and its contract suppliers of hogs to phase our the routine use of animal feeds that contain certain antibiotics and to implement certain animal raising practices." We do not doubt that the overuse of antibiotics in livestock operations is a significant policy issue confronting a meat company like Tyson. But we fail to see the consistency between the *Tyson* decision and a decision which concludes that an issue which is a "lighting rod" of political debate in Congress and has had the attention of then U.S. Senator and now President of the United States Barack Obama since at least 2007[12] is not a significant policy issue worthy of shareholder attention.

We therefore request that the Division conclude that the Proponents have established beyond any doubt that the Proposals focus on a significant policy issue for the companies as required by Rule 14a-8(i)(7) and to deny their requests for no-action letters.

In the event that upon reconsideration of the February 2, 2011 and February 15, 2011 decisions the Staff maintains its position, we hereby request the matter be referred to the Commission for its review.

Please contact me at (503) 592-0864 or jkron@trilliuminvest.com with any questions in connection with this matter, or if the Staff wishes any further information.

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[11] http://news.cnet.com/8301-10784_3-9806431-7.html

[12] http://thehill.com/blogs/hillicon-valley/technology/139703-bono-mack-collecting-signatures-against-net-neutrality and http://www.whitehouse.gov/the-press-office/2010/12/21/statement-president-today-s-fcc-vote-net-neutrality.

Sincerely,



Jonas Kron, Esq.
Senior Social Research Analyst

cc: Attorney David B. Harms
Sullivan & Cromwell LLP
Counsel for AT&T

Attorney Mary Louise Weber
Assistant General Counsel
Verizon Communications Inc.

Attorney William H. Aaronson
Davis Polk & Wardell
Counsel for Comcast

Kayla Gillan
Senior Advisor to the Chairman of the Securities and Exchange Commission